July 25, 2006

Mail Stop 4561

John Gross
Executive Vice President and Chief Financial Officer
Majesco Entertainment Company
160 Raritan Center Parkway
Edison, New Jersey 08837

**Re:    Majesco Entertainment Company**
       **Registration Statement on Form S-3**
       **Filed June 29, 2006**
       **File No. 333-135463**

       **Form 10-K for the fiscal year ended October 31, 2005, as amended**
       **Forms 10-Q for the fiscal quarters ended January 31, 2006 and April 30, 2006**
       **File No. 0-51128**

Dear Mr. Gross:

This is to advise you that we have limited our review of your filings to the matters addressed in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.    We note that you have filed confidential treatment requests, Control Numbers 15942, 17952 and 17953. Please be advised that we are processing your requests and will promptly provide comments on your confidential treatment applications under separate cover.

Form S-3

<u>Prospectus Front Cover, page 1</u>

2.      The first paragraph indicates that the prospectus relates to the "disposition from time to time of up to 116,442 shares of our common stock, <u>issuable upon the conversion of outstanding preferred stock</u>, held by the selling stockholder…" (emphasis added).  However, in the "Selling Stockholder" section and Section 3(b) of your Agreement and Release dated February 17, 2006 you refer to the registration of the resale of shares of common stock "we issued" and not to shares underlying preferred stock.  Please reconcile.

<u>Selling Security Holders, page 13</u>

3.  Please note that disclosure regarding all material relationships with a selling security holder that took place within the past three years must be provided to conform to the requirements of Item 507 of Regulation S-K.  Please revise to describe the terms of any convertible or exchangeable security held by the selling shareholder.  Also, disclose all material terms of the Agreement and Release; for example, consider disclosing the consideration provided by Terminal Reality Inc. to Majesco and vice versa.  Finally, please also discuss the circumstances, including business purpose that led to the Agreement and Release.

4.  Please state in your response letter whether Terminal Reality Inc. is a registered broker-dealer.  If it is a registered broker-dealer, unless it acquired its shares as transaction-based compensation for investment banking services, revise to name that selling shareholder as an underwriter.   Also, please tell us whether Terminal Reality is an affiliate of a registered broker-dealer.  If so, please disclose this in the prospectus and briefly describe the affiliation.  If Terminal Reality is an affiliate of a registered broker-dealer, also disclose whether it purchased its shares in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

5.  We note your statement in footnote (4) that shares may be deemed to be beneficially owned by Mr. Randall.  Please revise to identify Mr. Randall or any other person(s) as the natural person(s) who posses sole or shared voting or dispositive power over the shares held by Terminal Reality Inc.  Refer to interpretation 4S of the Regulation S-K section of the March 1999 supplement to the Publicly Available Telephone Interpretation Manual and interpretation I.60 of the July 1997 Publicly Available Telephone Interpretation Manual, which are publicly available on our website.

<u>Plan of Distribution, page 14</u>

6.      You indicate that Terminal Reality s may engage in short sales.  Please confirm that that you and Terminal Reality are aware of interpretation A.65, of the July

1997 Publicly Available Telephone Interpretation Manual.

Available Information, page 15

7. Please note the address of the SEC Headquarters is now 100 F Street, N.E. Washington, D.C. 20549.

Exhibits

8. We will review the opinion required by Item 601(b)(5) of Regulation S-K prior to the effectiveness of your filing. Any comments concerning that opinion will be provided when we have the opportunity to review the document.

Form 10-Q for the fiscal quarter ended April 30, 2006

Controls and Procedures, page 21

9. Your disclosure in your last paragraph appears to be similar to the definition of disclosure controls and procedures set forth in Rule 13a-15. However, your text suggests that the disclosure controls and procedures that were evaluated by your chief executive and principal financial officer were narrower than the disclosure controls and procedures defined by paragraph (e) of the Rule. If you determine to discuss the term "disclosure controls and procedures," please revise to include the exact definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e). Please also revise your Form 10-K (first paragraph), as amended and your Form 10-Q for the fiscal quarter ended January 31, 2006.

10. We note your statement that "[a] control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met." As a result when providing your conclusion regarding effectiveness of your disclosure controls and procedures, state whether you determined that your disclosure controls and procedures were effective at the "reasonable assurance" level. Refer to SEC Release No. 34-47986 (June 5, 2003), Section F.4. Please also revise this report as well as your Form 10-K, as amended and your Form 10-Q for the fiscal quarter ended January 31, 2006.

11. We note numerous improvements were identified as necessary during the quarter ended January 31, 2006. Further, as disclosed, it appears there were certain remediation measures that occurred during the quarter ended April 30, 2006. Please revise to indicate that there were changes in your internal control over financial reporting or advise why these remediation measures did not materially affect, or were not reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K. Please also provide similar confirmations or revisions for your Form 10-K, as amended and your Form 10-Q for the fiscal quarter ended January 31, 2006.

\* \* \* \* \*

As appropriate, please amend your filings in response to these comments. With respect to the comments on the periodic reports, your response should be provided as soon as possible and not later than August 8, 2006. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

       If you have any questions, please call Adam Halper at (202) 551-3482.  If you require additional assistance you may contact me at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant Director at (202) 551-3730.

                                    Sincerely,


                                    Mark P. Shuman
                                    Branch Chief Legal


cc:    Via Facsimile
       Todd E. Mason
       Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
       (212) 983-3115